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                             August 10, 2022

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 4 to
the Draft Registration Statement on Form F-1
                                                            Submitted August 2,
2022
                                                            CIK No. 0001924482

       Dear Mr. Huge:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Cover Page, page i

   1. You disclose in "The Offering" section that this offering will not proceed unless you are accepted for
listing on the Nasdaq Capital Market. Please include this disclosure on the cover page.
       Company History and Development, page 8

   2. You disclose here that Innovation Beverage Group Limited has two wholly-owned subsidiaries, IBG USA
LLC and Reg Liquors LLC d/b/a Wired for Wine. Please briefly describe the operations
of each of Innovation Beverage Group Limited, IBG USA LLC,
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
August 10, NameInnovation
           2022           Beverage Group Ltd
August
Page 2 10, 2022 Page 2
FirstName LastName
         and Reg Liquors.
Overview, page 8

3. We note your revisions in response to comment 3 and the new risk factor on page 18.
         Revise the overview, business and material agreements sections to clearly state that if
         Sway exercises its purchase option you will be required to obtain a license to continue manufacturing your bitters products.
4. You disclose here that you "operate a manufacturing facility in Sydney, Australia," on page 9 that you "have the ability to engage in the process of making our products in-
         house", and on page 21 that you operate a distillery. Please describe the operations of the manufacturing facility and explain your products, if any, that are manufactured in this facility.
Manufacturing, Supply and License Agreement between Australian Boutique Spirits Pty Ltd and
Elegance Brands, Inc., page 68

5. Please describe the material terms of the manufacturing supply and license agreement including the definition of "Covered Products" and the termination provisions.
         Also, please explain how the agreement is subject to renewal for an additional 24 months, commencing August 1, 2022, when you disclose here that the agreement was effective as of July 31, 2020, but a March 10, 2021 amendment extended the initial term to 36 months.
Management, page 72

6. We note that your principal executive offices are located in Australia. Please disclose the locations of the board members and CEO and whether they are located inside or outside the United States. If at least one director or officer is located outside the United States, please disclose in a separate Enforceability section the limitations and difficulties of bringing an action against such director or officer and include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.
Board Composition and Election of Directors, page 73

7. For each director, please specify the expected date of expiration of the current term of office. Refer to Item 6.C of Form 20- F.
Compensation of Directors and Officers, page 77

8. Please disclose the names of the "Former CEO" and "Former Director" described in the table.
 Dean Huge
Innovation Beverage Group Ltd
August 10, 2022
Page 3
Family Relationships, page 77

9. Please disclose the family relationships between Meena Beri, Sahil Beri and Amit Beri.
         See Item 401 of Regulation S-K.
Related Party Transactions, page 80

10. Please revise the overview, risk factors, and this section to disclose your licenses with
         SWAY that will expire upon termination of the 2020 Manufacturing Agreement including: (a) the royalty-free non-exclusive license to use the intellectual property rights associated with the Twisted Shaker brand to manufacture, use and sell Twisted Shaker throughout the world, except for the U.S., its territories and
possessions, which are Sway   s
         exclusive territories, and (b) the royalty-free exclusive license to the intellectual property rights associated with the VOCO brand to make, use and sell the brand in the U.S., its territories and possessions.
8. Notes Payable, page F-17

11. You disclose that $600,000 shall be paid to seller of W4W within 30 days of you listing your shares on a known public exchange or within 12 months from November 3, 2021, whichever is sooner. Please clarify if the current offering will trigger this payment obligation and tell us why this amount is not included in the Use of Proceeds section.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other questions.



FirstName LastNameDean Huge                                     Sincerely,
Comapany NameInnovation Beverage Group Ltd
                                                                Division of
Corporation Finance
August 10, 2022 Page 3                                          Office of
Manufacturing
FirstName LastName